August 14, 2007
VIA EDGAR
Kevin L. Vaughn
Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 6010
100 F Street, NE
Washington, D.C. 20549

RE:	SL Industries, Inc
Form 10-K for the year ended December 31, 2006
Form 10-Q for the quarter ended March 31, 2007
Form 8-KA filed April 10, 2006
Form 8-KA filed December 21, 2006
Dear Mr. Vaughn:
     We are responding to comments received from you and the staff of the Securities and Exchange Commission Division of Corporate Finance (the “Staff”) dated July 17, 2007 related to the Company’s Form 10-K for the year ended December 31, 2006, filed March 26, 2007, Form
10-Q for the quarter ended March 31, 2007, File No. 1-4987, Form 8-KA filed April 10, 2006 and Form 8-KA filed December 21, 2006.
     We have listed each of the Staff’s comments from the July 17, 2007 letter and provided management’s response. If the comments referred to quarterly filings on Form 10-Q, we have included the disclosure in our Form 10-Q, filed March 13, 2007.
     If the disclosures pertain to filings under Form 10-K, we will make the necessary changes in future filings as suggested by the Staff. If we believe that a change is not necessary, we have explained our position in detail under management response.
     In connection with responding to the comments of the Staff, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to any filing; and

Kevin L. Vaughn
United States Securities and Exchange Commission
August 14, 2007

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     The Company believes that the above fully responds to the Staff’s questions and comments. If you or members of the Staff have any additional questions or comments, please contact me at your earliest convenience.
Sincerely,
/s/ David R. Nuzzo
David R. Nuzzo
Chief Financial Officer

Form 10-K for the year ended December 31, 2006
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 19
Critical Accounting Policies and Estimates, page 21
1.	Your critical accounting policy disclosures do not provide the information related to the underlying estimates and judgments required by FR-72 and SEC Release No. 33-8098. The critical accounting policy discussion should supplement, not duplicate, the description of accounting policies that are disclosed in the notes to the financial statements. While accounting policy notes in the financial statements generally describe the method used to apply an accounting principle, the discussion in MD&A should present a company’s analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from its application over time. Please revise this disclosure in future filings to provide information regarding how you arrived at each significant estimate, how accurate each estimate or assumption has been in the past, how much each estimate or assumption has changed in the past, and whether each estimate or assumption is reasonably likely to change in the future.
MANAGEMENT RESPONSE
We have reviewed the applicable authoritative guidance noted above and expanded our discussion of critical accounting policies. See our current Form 10-Q filed August 13, 2007. Also, please note our responses to questions four and five below.
Item 9A. Controls and Procedures, page 36
2.	We note your statement that “any control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.” Please revise future filings to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principle financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures.
MANAGEMENT RESPONSE
We have removed the reference that “any control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.” See our current Form 10-Q filed August 13, 2007. Also, see our current disclosures in response to question three below.

3.	Further to the above, the language that is currently included after the word “effective” in your disclosure appears to be superfluous, since the meaning of “disclosure controls and procedures” is established by Rule 13a-15(e) of the Exchange Act. Please revise your future filings to remove the language or to revise the disclosure so that the language that appears after the words “effective” is substantially similar in all material respects to the language that appears in the entire two-sentence definition of “disclosure controls and procedures” set forth in Rule 13a-15(e). Please note this comment also applies to your Form 10-Q as of March 31, 2007.
MANAGEMENT RESPONSE
Our current disclosure in response to Item 4. CONTROLS AND PROCEDURES is as follows:
Evaluation Of Disclosure Controls And Procedures: The Company, under the supervision and with the participation of its management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of the Company’s “disclosure controls and procedures,” as such term is defined in Rules 13a-15e and 15d-15e promulgated under the Securities Exchange Act of 1934, as amended, (the “Exchange Act”). Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that (i) the Company’s disclosure controls and procedures were effective as of June 30, 2007, and (ii) no change in internal control over financial reporting occurred during the quarter ended June 30, 2007, which has materially effected, or is reasonably likely to materially effect, such internal control over financial reporting.
Note 1. Organization and Significant Accounting Policies, page F-7
Revenue Recognition, page F-7
4.	Your revenue recognition policy disclosure appears general considering your four operating segments. Please tell us if you have any products or services for which your revenue recognition policy differs from that which is disclosed. If material, revise future filings to disclose your revenue recognition policy for each of these unique products or services.
MANAGEMENT RESPONSE
Although we have four operating segments, the major portion of revenue is derived from equipment sales. We will in the future provide a description of service revenue in our Summary Of Significant Accounting Policies. Also, we have added significant detail to our Revenue Recognition statement as contained in our Critical Accounting Policies (see response to question five below) on Form 10-Q filed August 13, 2007.
Further to the above, we note your disclosure here and on page 21 regarding certain incentives that you offer to customers, including rebates, stock scrap programs and other sales incentives. Please tell us and revise future filings to address the following:

•	Describe each incentive that you offer to your customers.

•	Disclose how you account for each of these incentives, including a discussion of how you estimate the amounts to record for these incentives.

•	For each incentive, discuss how your accounting complies with SAB 104, EITF 01-09, or other applicable literature.
MANAGEMENT RESPONSE
We have expanded our disclosure on Revenue Recognition on Form 10-Q filed August 13, 2007, as follows:
Revenue Recognition
Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the purchase price is fixed or determinable and collectibility is reasonably assured. Revenue is recorded in accordance with Staff Accounting Bulletin (“SAB”) No. 104 and in certain circumstances in accordance with the guidance provided by the EITF “Revenue Arrangements with Multiple Deliverables” 00-21. The major portion of revenue is derived from equipment sales. However, RFL has customer service revenue, which accounted for less than one percent of consolidated net revenue for each of the six month periods ended June 30, 2007 and June 30, 2006. The Company recognizes equipment revenue upon shipment and transfer of title. Provisions are established for product warranties, principally based on historical experience. At times, the Company establishes reserves for specific warranty issues known by management. Service and installation revenue is recognized when completed. At SL-MTI, revenue from one particular contract is considered a multiple element arrangement and, in that case, is allocated among the separate accounting units based on relative fair value. In this case, the total arrangement consideration is fixed and there is objective and reliable evidence of fair value. SLPE has two sales programs with distributors in which credits are given with no cash paid to distributors: (1) a scrap program and (2) a competitive discount program. The distributor scrap program allows distributors to scrap up to a pre-determined percentage of their purchases over the previous six month period. SLPE provides for this allowance as a decrease to revenue based upon the amount of sales to each distributor and other historical factors. The competitive discount program allows distributors to sell a product out of their inventory at less than list price in order to meet certain competitive situations. SLPE records this discount as a reduction to revenue based on the distributor’s eligible inventory. The eligible distributor inventory is reviewed at least quarterly. These distributor programs affected consolidated gross revenue for the six months ended June 30, 2007 by less than one percent.
Certain judgments affect the application of the Company’s revenue policy, as mentioned above. Revenue recognition is significant because net revenue is a key component of results of operations. In addition, revenue recognition determines the timing of certain expenses, such as commissions and royalties. Revenue results are difficult to predict. Any shortfall in revenue or delay in recognizing revenue could cause operating results to vary significantly from quarter to quarter and could result in future operating losses.

Goodwill and Other Intangibles, page F-8
5.	Please revise future filings to disclose your accounting policy for your annual goodwill impairment test. Describe the two-step impairment test you perform in accordance with SFAS 142. In addition, disclose the number of reporting units you have identified and when you test for impairment.
MANAGEMENT RESPONSE
In future filings, we will expand our disclosures regarding goodwill impairment testing in our Summary Of Significant Accounting Policies. We have addressed this issue in our current Form 10-Q under Critical Accounting Policies as follows:
Goodwill
The Company has allocated its adjusted goodwill balance to its reporting units. The Company tests goodwill for impairment annually and in interim periods if certain events occur indicating that the carrying value of goodwill may be impaired. The goodwill impairment test is a two-step process. The first step of the impairment analysis compares the fair value to the net book value. In determining fair value, the accounting guidance allows for the use of several valuation methodologies, although it states quoted market prices are the best evidence of fair value. The Company uses a combination of expected present values of future cash flows and comparable or quoted market prices, when applicable. If the fair value is less than the net book value, the second step of the analysis compares the implied fair value of goodwill to its carrying amount. If the carrying amount of goodwill exceeds its implied fair value, the Company recognizes an impairment loss equal to that excess amount. Application of the goodwill impairment test requires judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units and determining the fair value of each reporting unit. Significant judgments required to estimate the fair value of reporting units include estimating future cash flows, determining appropriate discount rates and other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit. There were no impairment charges in either of the six month periods ended June 30, 2007 and June 30, 2006. As of June 30, 2007 and December 31, 2006, goodwill totaled $21,772,000 (representing 20% of total assets) and $22,548,000 (representing 21% of total assets), respectively. For the six month period ended June 30, 2007 and fiscal year ended December 31, 2006, there were four reporting units identified for impairment testing. Those units are Ault, MTE, Teal and RFL.
Note 8. Goodwill and Intangible Assets, page F-22
6.	Please revise future filings to disclosure the amount of goodwill allocated to each of your segments. Refer to paragraph 45(c) of SFAS 142.

MANAGEMENT RESPONSE
We have added the following table and related disclosures in our current Form 10-Q, note seven as follows:
Changes in goodwill balances by segment are as follows:

				Acquisition
	Balance			Costs	Balance
	December 31,	Deferred	Intangible	Purchase	June 30,
	2006	Taxes	Assets	Adjustments	2007

	(in thousands)

SLPE (Ault)	$3,999	($657)	$0	($2)	$3,340
High Power Group (MTE)	8,245	118	(300)	65	8,128
High Power Group (Teal)	5,055	—	—	—	5,055
RFL	5,249	—	—	—	5,249

Total	$22,548	($539)	($300)	$63	$21,772

Note 11. Retirement Plans and Deferred Compensation, page F-24
7.	We note your disclosure regarding supplemental retirement benefits offered to certain retired and active directors, officers and key employees. Please address the following:
•	Revise future filings to provide the disclosures required by SFAS 132(R), or tell us why you do not believe these disclosures are required.

•	Notwithstanding the above, revise future filings to describe the material terms of the supplemental retirement benefits you offer to certain of your directors, officers and employees.

•	Tell us the current total projected obligation under this supplemental retirement benefit plan as of December 31, 2006. Clarify for us how much of this obligation is currently reflected on your balance sheet.
MANAGEMENT RESPONSE
We believe the disclosures under SFAS 132(R) do not apply, as SFAS 106 (Amendment to Opinion 12) states that “an employer’s practice of providing post retirement benefits to selected employees under individual contracts, with specific terms determined on an individual-by-individual basis, does not constitute a post retirement benefit plan under this statement. This statement amends APB Opinion No. 12, Omnibus Opinion-1967, to explicitly require that an employer’s obligation under deferred compensation contracts be accrued following the terms of the individual contract over the required service periods to the date the employee is fully eligible for the benefits.” Our supplemental retirement benefits are individual contracts with specific terms determined on an individual-by-individual basis. The total expected obligations under each of these contracts are included as a separate line item on the balance sheet as “Deferred compensation and supplemental retirement benefits.” The expected obligation of these contracts as of December 31, 2006 was

$294,000, short-term, and $2,884,000, long-term, as disclosed as a separate line item on the December 31, 2006 balance sheet. The Company will expand it’s disclosure of the supplemental retirement benefits program in future filings on Form 10-K.
Note 14. Acquisitions, page F-28
8.	With respect to the acquisition of Ault Incorporated, please reconcile the total purchase price of $13,986,000 disclosed on page F-28 with the total purchase price of $17,194,000 disclosed in the table on page F-29.
MANAGEMENT RESPONSE
The section mentioned above contains the following statement, “The total purchase price for the common stock of Ault was approximately $13,986,000, which includes the shares already owned by the Company. The Company also paid approximately $2,079,000, including interest, to acquire all of the outstanding shares of Ault’s preferred stock and incurred additional acquisition related costs of $2,604,000 primarily related to legal and investment banking fees, due diligence expenses and the payment of certain pre-acquisition contingencies.” The disclosure on F-29 is total purchase price, net of cash acquired, of $17,194,000. These amounts are reconciled as follows:

(In thousands)

Price of Ault common stock	$13,986
Ault’s preferred stock and interest	2,079
Acquisition related costs	2,604

Acquisition Total purchase price	18,669
Less: cash acquired	(1,475)

Total purchase price, net of cash acquired	$17,194
9.	We note your disclosure that the estimates used to value certain tangible and intangible assets for the Ault and MTE acquisitions are based on a third-party appraisal. While in future filings management may elect to take full responsibility for valuing the equity instruments, if you choose to continue to refer to the expert in any capacity, please revise future filings, beginning with your next 10-Q, to name the independent valuation firm. In addition, please note that if you intend to incorporate your Form 10-K by reference into any registration statement, you will be required to include the consent of the independent valuation firm as an exhibit to the registration statement.
MANAGEMENT RESPONSE
Management has elected to take full responsibility for valuing the equity instruments and has taken out the reference of a “third-party appraisal.” See our current Form 10-Q.

10.	We note that you recorded a significant amount of goodwill in connection with the acquisition of MTE. Please tell us and revise future filings to disclose the factors that contributed to a purchase price that resulted in recognition of goodwill. Refer to paragraph 51(b) of SFAS 141.
MANAGEMENT RESPONSE
In future filings we will add that the acquisition of MTE is expected to broaden the product portfolio of the SL Power Electronics Group within the high power market. MTE has excellent brand reputation, stable customer base and provides immediate cross selling opportunities for Teal, with no customer overlap. MTE’s engineering group would complement Teal’s capabilities.
11.	To the extent that you have material acquisitions in future periods, please revise future filings to include the disclosures required by paragraph 52(c)(2) of SFAS 141.
MANAGEMENT RESPONSE
The above SFAS 141 reference refers to “the amount of goodwill by reportable segment,” which we have addressed in response to comment six.
Note 15. Industry Segments, page F-31
12.	We note your disclosure on page F-34 of long-lived assets by geographic area. This disclosure should present tangible assets only and should not include intangibles or goodwill. See question 22 in the FASB Staff Implementation Guide to Statement 131. Revise future filings as necessary.
MANAGEMENT RESPONSE
In future filings, we will remove goodwill and intangibles from our footnote of long lived assets to only include tangible assets per FASB implementation Guide to Statement 131.
Note 18. Selected Quarterly Financial Data, page F-36
13.	Please revise future filings to provide the disclosures required by Item 302(A)(3) of Regulation S-K. In this regard, we note significant charges recorded in the fourth quarter of 2006 relating to your discontinued operations.

MANAGEMENT RESPONSE
We had disclosed significant fourth quarter events in the notes to the financial statements and in Management’s Discussion And Analysis Of Financial Condition And Results Of Operations. We will in future filings “describe the effect of any disposals of segments of a business, and extraordinary, unusual or infrequently occurring items recognized in each full quarter within the two most recent years and any subsequent interim period for which financial statements are included, as well as the aggregate effect and the nature of year-end or other adjustments which are material to the results of the quarter.”
Form 10-Q for the Quarterly Period ended March 31, 2007
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 17
Accounting for Income Taxes, page 19
14.	Please reconcile the amount of total valuation allowances recorded as of December 31, 2006 as disclosed here ($2,157,000) to the amount disclosed on page 23 of the Form 10-K ($3,967,000).
MANAGEMENT RESPONSE
Upon implementing Fin 48 in the quarter ended March 31, 2007, we reclassified uncertain tax positions that were not considered to be valuation allowances under FAS 109. Therefore, in the quarter ended March 31, 2007, we removed the Research and Development credit reserves from the valuation allowance total, as reported in Form 10-K for year ended December 31, 2006. The following schedule illustrates this change:

Valuation Allowance per Form 10-K (12-31-06)	$3,967,000
Less: Research and Development tax credit reserves	(1,810,000)

Valuation Allowance per Form 10-Q (3-31-07)	$2,157,000
Form 8-K/A filed April 10, 2006
15.	We note that this Form 8-K/A includes the audited financial statements of Ault Incorporated for the year ended May 29, 2005. However, we do not see where you have included unaudited interim financial statements for Ault Incorporated for the subsequent interim periods. Please amend this Form 8-K/A to include the unaudited interim financial statements required by Rule 3-05(b)(2)(ii) of Regulation S-X.

MANAGEMENT RESPONSE
We performed the significant subsidiary test as required by Rule 210.1-02(w) of Regulation S-X and determined that one year financial statements were required. No interim financial statements were filed based upon the following: year-end for Ault Incorporated (“Ault”) was May 29, 2005, with the Company purchasing Ault on January 26, 2006. The Company had a year end of December 31, 2005. No interim financial statements were filed because the transaction was included in the Company’s Form 10-Q for the quarter ended March 31, 2006.
The Pro Forma consolidated balance sheet was as of the most recent period for which a balance sheet of the Company is required, which is December 31, 2005. Ault’s balance sheet as of November 27, 2005 was used to bring Ault’s financial statements to within 93 days of the Company’s most recent year end, per Rule 11-02 (c) (3) of Regulation S-X. The Pro Forma statement of operations for the Company was for the year ended December 31, 2005 and for Ault was for the twelve months ended November 27, 2005. The Pro Forma adjustments were made as if the transaction had occurred as of the beginning of the year.
Exhibit 99.2 — Unaudited Pro Forma Combined Financial Statements
Note 5. Pro Forma Adjustments, page 6
16.	Please refer to adjustment (H). Please tell us how this adjustment complies with Rule 11-02(b)(6) of Regulation S-X.
MANAGEMENT RESPONSE
The Company reviewed Rule 11-02(b)(6) of Regulation S-X “pro-forma adjustments related to the Pro Forma condensed income statement shall be computed assuming the transaction was consummated at the beginning of the fiscal year presented and shall include adjustments which give effect to events that are (i) directly attributable to the transaction (ii) expected to have a continuing impact on the registrant (iii) factually supportable”. The above referenced adjustment was used to reduce interest income that the Company had recorded in fiscal 2005, as all available cash was used in the acquisition of Ault. On a historical basis, the Company maintained a cash balance of $9,985,000 at December 31, 2005.

Form 8-K/A filed December 21, 2006
Unaudited Pro Forma Combined Financial Statements
17.	We note that the fiscal year end for the Company is December 31st and June 30th for MTE. Consequently, we note that the comparable 12 month period for MTE is added for presentation purposes. In your preparation of the pro forma combined statement of operations for this period, please explain why you used the historical results of MTE for the 12 months ended October 31, 2005 rather than the quarter ended December 31, 2005. Tell us if the pro forma statement of operations would have differed significantly had you used December 31, 2005.
MANAGEMENT RESPONSE
The Company reviewed Rule 11-02 (c) Periods to be presented of Regulation S-X, particularly clauses (2) (i) and (3) of such Rule, which states, “pro forma condensed statements of income shall be presented using the registrant’s fiscal year end. If the most recent fiscal year end of any other entity involved in the transaction differs from the registrant’s most recent fiscal year end by more than 93 days, the other entities income statement shall be brought to within 93 days of the registrant”. MTE was a privately held company with a fiscal year end of October 31. This period can be used because it falls within the 93 day criterion. The unaudited Pro Forma statement of operations for the year ended December 31, 2005 combines the historical results of MTE for the twelve months ended October 31, 2005, as if the acquisition had occurred on January 1, 2005. We believe that the proper periods were used in this Pro Forma presentation.
Exhibit 99.2 — Unaudited Pro Forma Combined Financial Statements
Note 5. Pro Forma Adjustments, page 14
18.	Please refer to adjustment (G). Please tell us how this adjustment complies with Rule 11-02(b)(6) of Regulation S-X.
MANAGEMENT RESPONSE
This Pro Forma adjustment is similar to the adjustment noted in question 16 above. Had the acquisition of MTE occurred on January 1, 2005, the Company would not have excess cash during the year ended December 31, 2005 and would not have recorded the interest income, as presented on the historical financial statements.